[Letterhead of Proskauer]

January 18, 2013

VIA EDGAR

Mr. David Orlic

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Comment Letter dated January 7, 2013 with respect to Empire State Building Associates L.L.C., 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C. Solicitation/Recommendation Statements on Schedule 14D-9 Filed on December 31, 2012 File Nos. 005-51427, 005-82668 and 005-82669

Dear Mr. Orlic:

On behalf of Empire State Building Associates L.L.C., 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C. (the “Registrants”), the following are the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 7, 2013.

For convenience of reference, each Staff comment contained in your January 7, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Registrants.

General

1.	Please advise why you have not filed these materials under Regulation 14A under the Securities Exchange Act of 1934 nor under the Securities Act of 1933. We note that Item 4(b) sets forth the expected benefits of the consolidation.

We do not view the Schedule 14D-9 response as either solicitation material under Regulation 14A or as offering material under the Securities Act of 1933, as amended. The Schedule 14D-9 was required to be filed by the Registrants pursuant to Rule 14d-9 under the Securities Exchange Act of 1934, as amended, and, under that rule, the Registrants were required to state their position as to the tender offers and provide the reasons for such position. In this context, the Registrants believed it was necessary to state the expected benefits from the consolidation in order to provide participants with the reasons for the position on the tender offer. Since the Schedule 14D-9 is required to be filed and sent to participants in the registrants to satisfy legal requirements relating to offerors’ tender offer , we do not believe that it has either the purpose or effect of soliciting consents or offering securities, and therefore no additional filing is required.

Mr. David Orlic

January 18, 2013

Purposes of the Transaction and Plans or Proposals, page 11

2.	Please describe the consideration given with respect to the voting agreement described in this section, and file the agreement and the proxy as exhibits to your schedule. See Items 1005(d) and 1016(e) of Regulation M-A.

Please be advised supplementally that there was no consideration provided for the offerors agreement to vote in favor of the proposals. The offerors had stated in their Schedule TO that they intended to vote in favor of the consolidation and the voluntary pro rata reimbursement program, but did not state their position on the third-party portfolio proposal. The voting agreement was entered into to clarify the intent of the offerors’ position on these proposals. The offerors’ position on these proposals was relevant to the Registrants’ position on the tender offers. A copy of the voting agreement is being provided supplementally herewith and will be filed as an exhibit to the Schedule 14D-9.

3.	Please confirm that you delivered a definitive proxy statement relating to the proposed consolidation to the offerors prior to obtaining their proxies with respect thereto, or otherwise advise how you determined that this action was consistent with the proxy rules.

We supplementally advise the Staff that the offerors currently own no interests in the Registrants, except an affiliate owns $4,166.67 of participation interests in 250 West 57th St. Associates L.L.C. The voting agreement provides that the offerors will vote in favor of the proposals set forth in the Registration Statement on Form S-4. We delivered a copy of Amendment No. 6 to the Registration Statement on Form S-4 (which was the amendment declared effective by the Commission and included the proxy/consent solicitation statement that we plan to mail to participants in the Registrants) to the offerors prior to their entering into the voting agreement. We confirm that we will deliver a definitive prospectus/consent solicitation statement to the offerors at or prior to the time we request that they vote in accordance with the voting agreement.

4.	Please disclose the effect of the antitakeover provisions in the subject LLC’s organizational documents, given that at least two of the offers appear to exceed the applicable thresholds in those provisions, or advise.

The tender offers are for 5.15% of the outstanding participation interests in Empire State Building Associates L.L.C. (equivalent to 2.77% per participating group if participants in the participating groups tender an equal percentage of their participating interests), 8.33% of the outstanding participation interests in 250 West 57th St. Associates L.L.C. (equivalent to 0.833% per participating group if participants in the participating groups tender an equal percentage of their participating interests) and 5.71% of the outstanding participation interests in 60 East 42nd St. Associates L.L.C. (equivalent to 0.81% per participating group if participants in the participating groups tender an equal percentage of their participating interests). The additional membership interests issued by each of the Registrants that could have an anti-takeover effect would be triggered if the offerors acquired a 6% interest in any of the three participating groups in Empire State Building Associates L.L.C., a 7% interest in any of 10 participating groups in

Mr. David Orlic

January 18, 2013

250 West 57th St. Associates L.L.C., or a 3% interest in any of the seven participating groups in 60 East 42nd St. Associates L.L.C. In view of the size of the offerors’ tender offer and the fact that it cannot be targeted to participate in any participating group, it is extremely unlikely that the offerors will acquire a sufficient number of participation interests in any single participating group to trigger the additional membership interests and, accordingly, we do not believe that disclosure of the effect of these provisions is relevant to the tender offers.

On behalf of each of the Registrants we enclose a statement from each of the Registrants confirming to you that each Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3025 or to Arnold Jacobs at (212) 969-3210.

Yours truly,

/s/ Steven A. Fishman
Steven A. Fishman

Cc:	Thomas N. Keltner, Jr.

Malkin Holdings L.L.C.

Arnold Jacobs

Proskauer

MALKIN HOLDINGS LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

January 18, 2013

Via EDGAR:

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. David Orlic

Re: Empire State Building Associates L.L.C., 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C.

Solicitation/Recommendation Statements on Schedule 14D-9 Filed on December 31, 2012 File Nos. 005-51427, 005-82668 and 005-82669

Dear Mr. Orlic:

We have read and considered your January 7, 2013 letter in connection with the above-referenced filings (each a “Filing”). As you requested therein, each of the filing persons, Empire State Building Associates L.L.C., 250 West 57th St. Associates L.L.C. and 60 East 42nd St. Associates L.L.C. (each a “Filing Person”) makes the following representations:

Each Filing Person hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Empire State Building Associates L.L.C.
By:	Malkin Holdings LLC, supervisor

By:	Thomas N. Keltner, Jr.
Thomas N. Keltner, Jr., General Counsel

250 West 57th St. Associates L.L.C.
By:	Malkin Holdings LLC, supervisor

By:	Thomas N. Keltner, Jr.
Thomas N. Keltner, Jr., General Counsel

60 East 42nd St. Associates L.L.C.
By:	Malkin Holdings LLC, supervisor

By:	Thomas N. Keltner, Jr,
Thomas N. Keltner, Jr., General Counsel

2

AGREEMENT

AGREEMENT dated as of December 26, 2012 among Malkin Holdings LLC, as supervisor of the Subject Entities defined below (the “Supervisor”), with its address at One Grand Central Place, 60 East 42nd Street, New York, NY 10165, and MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Income Fund 18, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF Dewaay Premier Fund 2, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF Blue Ridge Fund I, LLC, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”), with their address at c/o MacKenzie Capital Management, LP, 1640 School Street, Moraga, California 94556.

WHEREAS, the Offerors have commenced three tender offers (the “Offers”) to acquire units of participation interests in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (collectively, the “Subject Entities”);

WHEREAS, in the Schedules TO with respect to the Offers, the Offerors stated that they expect to vote in favor of the consolidation proposal and the voluntary reimbursement to Supervisor of certain expenses, but did not state their position as to the third-party portfolio proposal;

WHEREAS, the Supervisor is the supervisor of the Subject Entities and has discussed the terms of the Offers with the Offerors to clarify their intent;

WHEREAS, the Supervisor has delivered to the Offerors a copy of Amendment No. 6 to the Registration Statement on Form S-4 dated December 21, 2012 (the “Form S-4”) ; and

WHEREAS, the Supervisor has advised the Offerors (a) that it has requested the agreements contained herein for the benefit of the participants in the Subject Entities and (b) that it will recommend against the Offers while acknowledging that participants who have a need for immediate and certain liquidity may want to consider the Offer.

NOW, THEREFORE, intending to be legally bound thereby, and knowing that the agreements contained herein will be relied on by the Subject Entities and other persons, the parties hereto agree as follow:

1. The Offerors agree that they will vote and deliver consents relating to any and all participation interests in the Subject LLCs which they acquire pursuant to the Offers, or otherwise can vote, in favor of the consolidation and third-party portfolio proposals set forth in the Form S-4, all on the basis that they agree not to revoke such consent at any time.

2. Each of the Subject LLCs agrees to direct its transfer agent to proceed with processing a transfer upon receipt of (a) a fully executed assignment on its standard form (of which a copy is attached hereto for each Subject LLC) and (b) a consent to such proposals properly signed by the assignee in the form provided in the Form S-4 as then in effect, all on the basis that after receipt of such items (a) and (b), such transfer agent will (i) communicate with both the assignor and assignee regarding any additional documents required to finalize the transfer, (ii) accept any such additional document which is required from assignor if signed either by the assignor or by the assignor’s attorney-in-fact who is appropriately designated for such purpose under an executed power of attorney in proper form, and (iii) confirm to both the assignor and assignee when all documents have been delivered to satisfy such transfer agent’s requirements for the transfer to be effective.

3. If the Offerors fail to vote or consent in accordance with Section 1, the Offerors irrevocably appoint the Supervisor and its designees as their proxies, with full power of substitution, to vote and deliver consents in accordance with Section 1. Such proxy is coupled with an interest.

4. This Agreement constitutes the entire agreement among the parties and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives successors and permitted assigns. This Agreement may not be amended or supplemented in any respect except by an agreement in writing signed by the parties hereto. This Agreement supersedes all prior written or oral agreements among the parties hereto.

5. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. The failure in any one or more instances of a party to insist upon performance of any of the terms hereof, to exercise any right hereunder, or the waiver by said party of any breach hereof, shall not be construed as a subsequent waiver of any terms or right hereunder, but the same shall continue in full force and effect as if no such forbearance or waiver had occurred.

6. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

7. The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

8. Without limiting the remedies the Supervisor may have in the event of a breach of this Agreement by Offerors, the Supervisor shall have the right to an injunction, specific performance or other equitable remedies, all without the requirement of posting a bond.

9. This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York without regard to conflicts of laws or provisions thereof to the contrary. The parties agree that any action brought by any party against any other in connection with this Agreement or any transaction contemplated hereby shall be instituted properly in a New York court of competent jurisdiction with venue only in New York County. Each party hereby agrees to submit personally to the jurisdiction of a court of competent subject matter jurisdiction located in such state. In any action or proceeding to enforce rights under this Agreement, the prevailing party shall be entitled to recover costs and attorneys’ fees.

10. The parties hereto acknowledge and agree that each party has participated with its counsel in the preparation and review of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied to the interpretation of this Agreement. No inference in favor of, or against, any party shall be drawn from the fact that one party has drafted any portion hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MALKIN HOLDINGS LLC

By:
Authorized Signatory

MACKENZIE CAPITAL MANAGEMENT, LP
As authorized agent for each of the Offerors named above

By:
Authorized Signatory

A S S I G N M E N T

IN CONSIDERATION of the sum of (***), paid to (***), Assignor, residing at (***), by (***), Assignee, with an address at (***), receipt of which is hereby acknowledged, said Assignor hereby assigns, transfers, grants and releases unto said Assignee, an interest representing an original capital contribution of $(***), as a Participant, in and to the interest of the joint venture in the Master Leasehold on the Empire State Building located at 350 Fifth Avenue, New York, New York, in and to EMPIRE STATE BUILDING ASSOCIATES L.L.C. (the “LLC”), a limited liability company supervised by Malkin Holdings LLC (f/k/a Wien & Malkin LLC), and its successors (the “Supervisor”), having its office at, One Grand Central Place, 60 East 42nd Street, New York, New York, and in and to that certain joint venture created by that certain Participating Agreement, dated as of January 1, 1962, among (***), and others as Participants, (the “Participating Agreement”).

Assignor warrants and represents that neither the aforesaid interest, nor any part thereof has been previously assigned, transferred, pledged or otherwise disposed of by Assignor, and that said interest is owned by Assignor free and clear of any lien or encumbrance.

Assignor hereby confirms, and Assignee hereby agrees, that no claim by any holder of the aforesaid interest has arisen or now exists against the aforesaid joint venture, LLC, Agent or Supervisor (or their predecessors, successors and affiliates) for breach of any agreement or duty at any time prior the date of this assignment.

Assignee hereby accepts this assignment and agrees to be bound by the Participating Agreement and any amendments thereto, by all established prior practices of the aforesaid joint venture, the LLC, Agent and Supervisor (and their predecessors, successors and affiliates), and by all consents and authorizations heretofore given by Participants thereunder, including without limitation the agreement of Assignor or Assignor’s predecessors for additional compensation payments to Supervisor as described in Peter L. Malkin’s letters to Participants dated September 13, 1991 and September 14, 2001, and/or in Peter L. Malkin’s and Anthony E, Malkin’s letter to Participants dated June 9, 2008, and their respective accompanying statements.

IF AND ONLY IF ASSIGNEE IS AN INDIVIDUAL AND IS OR BECOMES A NON-RESIDENT OF NEW YORK STATE: Assignee (i) agrees that the LLC will pay on behalf of Assignee New York State estimated income tax attributable to the aforesaid interest, as required by applicable law, and Assignee will reimburse the LLC on demand for any such payment, and (ii) authorizes Agent and the LLC to withhold from Assignee’s future distributions on the aforesaid interest any such unreimbursed estimated tax paid by the LLC on behalf of Assignee. WHETHER OR

NOT ASSIGNEE IS AN INDIVIDUAL OR IS OR BECOMES A NON-RESIDENT Of NEW YORK STATE, Assignee acknowledges that unreimbursed New York State estimated income tax which is payable by Assignor to the LLC, if any, may be withheld from any future distribution to Assignee in order that the LLC may recoup such payment in full.

Assignor and Assignee each represents and warrants to each other that (i) neither of them nor any person who owns any direct or indirect beneficial interest in either of them, is listed on the current list maintained and published by the United States Department of the Treasury, Office of Foreign Assets Control (commonly known as the OFAC List) or otherwise qualifies as a person with whom business by a United States citizen or resident is prohibited (a “specifically designated national and blocked person”) and (ii) neither of them nor any person who owns any direct or indirect beneficial interest in either of them or in whom either of them has an interest is in violation of any anti-money laundering or anti-terrorism statute, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, U.S. Public Law 107-56 (commonly known as the USA PATRIOT Act) and the related regulations issued thereunder, including temporary regulations, all as amended from time to time. The representations and covenants being made in this paragraph shall inure to the benefit of any person at any time preparing this or any other instrument of assignment and/or facilitating the transfer of the interest being transferred hereby.

Assignee agrees that it shall not further sell, assign, convey or otherwise dispose of the interest being assigned hereby or any interest therein to any specifically designated national and blocked person who may hereafter from time to time be so designated.

Assignor and Assignee hereby agree to indemnify and hold harmless the LLC and the Agent and Supervisor (and their predecessors, successors and affiliates) against any claim or liability, including reasonable attorneys’ fees, relating to or arising out of this assignment.

All terms of this assignment shall be enforceable by and for the benefit of each of Assignor, Assignee, and the aforesaid joint venture, LLC, Agent and Supervisor (and their predecessors, successors, and affiliates), it being understood that each of them is relying upon such terms in accepting and effecting the assignment hereunder. The transfer of the aforesaid interest shall be governed by the terms of this assignment, which shall be controlling and shall supercede any contrary terms of any other assignment agreement made at any time by the parties hereto.

Dated: (***),
Witness for Assignor:

(***),
Assignor

Witness for Assignee:

(***),
Assignee

A S S I G N M E N T

IN CONSIDERATION of the sum of (***), paid to (***), Assignor, residing at (***), by (***), Assignee, with an address at 60 East 42nd Street, New York, New York 10165, receipt of which is hereby acknowledged, said Assignor hereby assigns, transfers, grants and releases unto said Assignee, pursuant to the terms of a certain Participating Agreement, dated as of December 1, 1954, as modified on July 23, 1956 and October 1, 1958, among (***), as Agent and others as Participants, an interest which represents an original capital contribution of (***), as a Participant under said Agreement, in and to the joint venture created thereby, in and to the premises known as One Grand Central Place, 60 East 42nd Street, and premises 301 Madison Avenue, New York, New York, and in and to 60 EAST 42ND ST. ASSOCIATES L.L.C. (the “LLC”), a limited liability company supervised by Malkin Holdings LLC (f/k/a Wien & Malkin LLC), and its successors, having its office at One Grand Central Place, 60 East 42nd Street, New York, New York.

Assignor warrants and represents that the interest assigned hereby has not been previously assigned, transferred, pledged or otherwise disposed of, and that said interest is owned by Assignor free and clear of any liens or encumbrances.

Assignor hereby confirms and Assignee hereby agrees that no claim by any holder of the aforesaid interest has arisen or now exists against the aforesaid joint venture, LLC, Agent, or supervisor (or their predecessors or affiliates) for breach of any agreement or duty at any time prior the date of this assignment.

Assignee hereby accepts this assignment and transfer, and agrees to be bound by the aforesaid joint venture agreement and any amendments thereto, by all established prior practices of the aforesaid joint venture, LLC, Agent, and supervisor (and their predecessors and affiliates), and by all consents heretofore given by Participants thereunder.

IF AND ONLY IF ASSIGNEE IS AN INDIVIDUAL AND IS OR BECOMES A NON-RESIDENT OF NEW YORK STATE: Assignee (i) agrees that the LLC will pay on behalf of Assignee New York State estimated income tax attributable to the aforesaid interest, as required by applicable law, and Assignee will reimburse the LLC on demand for any such payment and, (ii) authorizes Agent and the LLC to withhold from Assignee’s future distributions on the aforesaid interest any such unreimbursed estimated tax paid by the LLC on behalf of Assignee. WHETHER OR NOT ASSIGNEE IS AN INDIVIDUAL OR IS OR BECOMES A NON-RESIDENT Of NEW YORK STATE, Assignee (iii) acknowledges that any unreimbursed New York State estimated income tax which may be payable by Assignor to the LLC, will be withheld from a future distribution to Assignee in order that the LLC may recoup such payment in full.

Assignor and Assignee each represent and warrant to each other that (i) neither of them nor any person who owns any direct or indirect beneficial interest in either of them, is listed on the current list maintained and published by the United States Department of the Treasury, Office of Foreign Assets Control (commonly known as the OFAC List) or otherwise qualifies as a person with whom business by a United States citizen or resident is prohibited (a “specifically designated national and blocked person”) and (ii) neither of them nor any person who owns any direct or indirect beneficial interest in either of them or in who either of them has an interest is in violation of any anti-money laundering or anti-terrorism statute, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, U.S. Public Law 107-56 (commonly known as the USA PATRIOT Act), and the related regulations issued thereunder, including temporary regulations, all as amended from time to time. The representations and covenants being made in this paragraph shall inure to the benefit of any person who is now or shall in the future prepare this or any other instrument of assignment and/or facilitate the transfer of the membership interest being transferred hereby.

Assignee agrees that it shall not further sell, assign, convey or otherwise dispose of the membership interest being assigned hereby or any interest therein to any specifically designated national and blocked person who may hereafter from time to time be so designated.

Assignor and Assignee hereby agree to indemnify and hold harmless the LLC, its Agent and supervisor against any claim or liability, including reasonable attorneys’ fees, relating to or arising out of this Agreement and Assignment.

All terms of this assignment shall be enforceable by and for the benefit of each of Assignor, Assignee, and the aforesaid joint venture, LLC, Agent, and supervisor (and their predecessors, successors, and affiliates), it being understood that each of them is relying upon such terms in accepting and effecting the assignment hereunder. The transfer of the aforesaid interest shall be governed by the terms of this assignment, which shall be controlling and shall supercede any contrary terms of any other assignment agreement made at any time by the parties hereto.

Dated: (***),

Witness for Assignor

(***),

Assignor

Witness for Assignee:

(***),
Assignee
Social Security #

A S S I G N M E N T

IN CONSIDERATION of the sum of (***), paid to (***), Assignor, residing at (***), by (***), Assignee, residing at (***), receipt of which is hereby acknowledged, said Assignor hereby assigns, transfers, grants and releases unto said Assignee, all of Assignor’s right, title and interest, representing an original capital contribution of (***), as a Participant, in and to the premises known as Fisk Building, located at 1767-69 Broadway, 250 West 57th Street and 956-962 Eighth Avenue, New York, New York, and in and to 250 WEST 57TH ST. ASSOCIATES L.L.C. (the “LLC”), a limited liability company supervised by Malkin Holdings LLC (f/k/a Wien & Malkin LLC), and its successors (the “Supervisor”), having its office at One Grand Central Place, 60 East 42nd Street, New York, New York, together with all rights to overage rent, if any, for a period prior to the date of this assignment, and in an to that certain joint venture agreement, dated as of September 30, 1953, among (***), and others, as a Participants (the “Participating Agreement”).

Assignor warrants and represents that neither the aforesaid interest nor any part thereof, has been previously assigned, transferred, pledged or otherwise disposed of, and that said interest is owned by Assignor free and clear of any liens or encumbrances.

Assignor hereby confirms and Assignee hereby agrees that no claim by any holder of the aforesaid interest has arisen or now exists against the joint venture, the LLC, Agent, or Supervisor (and their predecessors, successors and affiliates) for breach of any agreement or duty at any time prior to the date of this assignment.

Assignee hereby accepts this assignment and agrees to be bound by the Participating Agreement and any amendments thereto, by all established prior practices of the joint venture, the LLC, Agent, and Supervisor (and their predecessors, successors and affiliates), and by all consents heretofore given by Participants thereunder.

IF AND ONLY IF ASSIGNEE IS AN INDIVIDUAL AND IS OR BECOMES A NON-RESIDENT OF NEW YORK STATE: Assignee (i) agrees that the LLC will pay on behalf of Assignee New York State estimated income tax attributable to the aforesaid interest, as required by applicable law, and Assignee will reimburse the LLC on demand for any such payment and, (ii) authorizes Agent and the LLC to withhold from Assignee’s future distributions on the aforesaid interest any such unreimbursed estimated tax paid by the LLC on behalf of Assignee. WHETHER OR NOT ASSIGNEE IS AN INDIVIDUAL OR IS OR BECOMES A NON-RESIDENT Of NEW YORK STATE, Assignee (iii) acknowledges that any unreimbursed New York State estimated income tax which may be payable by Assignor to the LLC, will be withheld from a future distribution to Assignee in order that the LLC can recoup such payment in full.

Assignor and Assignee each represents and warrants to each other that (i) neither of them nor any person who owns any direct or indirect beneficial interest in either of them, is listed on the current list maintained and published by the United States Department of the Treasury, Office of Foreign Assets Control (commonly known as the OFAC List) or otherwise qualifies as a person with whom business by a United States citizen or resident is prohibited (a “specifically designated national and blocked person”) and (ii) neither of them nor any person who owns any direct or indirect beneficial interest in either of them or in whom either of them has an interest is in violation of any anti-money laundering or anti-terrorism statute, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, U.S. Public Law 107-56 (commonly known as the USA PATRIOT Act), and the related regulations issued thereunder, including temporary regulations, all as amended from time to time. The representations and covenants being made in this paragraph shall inure to the benefit of any person who is now or shall in the future prepare this or any other instrument of assignment and/or facilitate the transfer of the membership interest being transferred hereby.

Assignee agrees that it shall not further sell, assign, convey or otherwise dispose of the membership interest being assigned hereby or any interest therein to any specifically designated national and blocked person who may hereafter from time to time be so designated.

Assignor and Assignee hereby agree to indemnify and hold harmless the joint venture, the LLC, Agent and Supervisor against any claim or liability, including reasonable attorneys’ fees, relating to or arising out of this assignment and the terms hereof.

All terms of this assignment shall be enforceable by and for the benefit of each of Assignor, Assignee, the joint venture, the LLC, Agent, and Supervisor (and their predecessors, successors, and affiliates), it being understood that each of them is relying upon such terms in accepting and effecting the assignment hereunder. The transfer of the aforesaid interest shall be governed by the terms of this assignment, which shall be controlling and shall supercede any contrary terms of any other assignment agreement made at any time by the parties hereto.

Dated: (***),

Witness for Assignor:

(***),
Assignor

Witness for Assignee:

(***),
Assignee
SOCIAL SECURITY#

12